Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE (this "Second Supplemental Indenture"), dated as of June 25, 2002, is made by and among Charter Communications Holdings, LLC, a Delaware limited liability company (and any successor in interest thereto, the "Company"), Charter Communications Holdings Capital Corporation, a Delaware corporation (and any successor in interest thereto, "Charter Capital" and together with the Company, the "Issuers"), and BNY Midwest Trust Company, as trustee (the "Trustee").

WITNESSETH:

WHEREAS, the Issuers and the Trustee have entered into an Indenture dated as of May 15, 2001, governing the Issuers' 9.625% Senior Notes due 2009 (the "Notes"), as supplemented by that certain First Supplemental Indenture, by and among the Issuers and the Trustee, dated as of January 14, 2002 (as supplemented, the "Indenture"), pursuant to which an aggregate of $350,000,000 principal amount of Additional Notes (as defined in the Indenture) were issued;

WHEREAS, Section 2.06(f) of the Indenture provides for the issuance of Exchange Notes (as defined in Section 1.01 of the Indenture), and 9.01(e) of the Indenture permits supplementing the Indenture to provide for or confirm the issuance of Exchange Notes without the consent of Holders;

WHEREAS, the Issuers now desire to issue $350,000,000 of Exchange Notes in an Exchange Offer pursuant to Section 2.06(f) the Indenture;

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid supplement to the Indenture according to its terms and the terms of the Indenture have been done.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Definitions. All capitalized terms used herein without definition herein shall have the respective meanings ascribed to such terms in the Indenture. The rules of construction and interpretation set forth in Sections 1.02 through 1.04 and Article 10 of the Indenture shall likewise govern this Second Supplemental Indenture.

Section 2. Issuance of Exchange Notes. This Second Supplemental Indenture hereby provides for and confirms the issuance of $350,000,000 of Exchange Notes pursuant to the Indenture, to be "Exchange Notes" for all purposes of the Indenture from their date of issuance.

Section 3. Governing Law. The internal laws of the State of New York shall govern and be used to construe this Second Supplemental Indenture and the Exchange Notes without giving effect to the applicable principles of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required thereby. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Second Supplemental Indenture or the Exchange Notes.

Section 4. Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 5. Ratification. Except as expressly amended hereby, each provision of the Indenture shall remain in full force and effect and, as amended hereby, the Indenture is in all respects agreed to, ratified, and confirmed by each of the Issuers and the Trustee.

Section 6. Trustee. The Trustee makes no representations as to and is not responsible for the legality, validity or sufficiency of this Second Supplemental Indenture. The statements and recitals herein are deemed to be those of the Issuers.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

CHARTER COMMUNICATIONS HOLDINGS, LLC

By: /s/ Ralph G. Kelly

Name: Ralph G. Kelly
Title: Senior Vice President

CHARTER COMMUNICATIONS HOLDINGS CAPITAL CORPORATION

By: /s/ Ralph G. Kelly

Name: Ralph G. Kelly
Title: Senior Vice President

BNY MIDWEST TRUST COMPANY, as Trustee

By: /s/ Mary Callahan

Name: Mary Callahan
Title: Assistant Vice President